Via Facsimile and U.S. Mail
Mail Stop 6010

March 10, 2006

Ms. Mary Y. Sammons
President and Chief Executive Officer
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

> **Re: Rite Aid Corporation**
> **Form 10-K for Fiscal Year Ended February 26, 2005**
> **File No. 1-05742**

Dear Ms. Sammons:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief